Exhibit 99.1

Vermilion Energy Inc. Releases 2013 Sustainability Report

CALGARY, Aug. 20, 2014 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (TSX, NYSE: VET) is pleased to announce the release of our first Sustainability Report detailing our efforts to generate environmental, social, and economic benefits for all stakeholders. This inaugural report provided a framework for describing how we approach sustainability in our operations, and to recognize our achievements, detail our challenges and establish targets for progress.

"Embedding sustainability into business strategy does far more than mitigate safety, environmental, financial and reputational risks," said Lorenzo Donadeo, Chief Executive Officer.  "It also offers opportunities to generate economic and social benefits for both the company and the community - to create shared value."

In 2013, Vermilion:

•	Produced nearly 15 million boe of oil and gas
•	Generated net revenue of more than $1.2 billion
•	Distributed more than $240 million in dividends to our shareholders
•	Paid almost $290 million in taxes and royalties in our operating jurisdictions
•	Invested more than $1.1 million in community support
•	Devoted $37 million to protecting our environment

Vermilion used the Global Reporting Initiative G-4 framework to develop our 2013 Sustainability Report.  The full 2013 Sustainability Report can be viewed and downloaded online at www.vermilionenergy.com/sustainability. A hard-copy of our 2013 Sustainability Highlights is available and can be requested online or by emailing your request to sustainability@vermilionenergy.com.

Vermilion is an oil-leveraged producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of 5% or more along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Western Canada, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 4%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, CEO; Anthony Marino, President & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations
TEL (403) 269-4884   |   IR TOLL FREE 1-866-895-8101   |   sustainability@vermilionenergy.com   |   www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:10e 20-AUG-14